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Exhibit (a)(5)(xi)

Kerr-McGee Announces Final Results of its
Modified "Dutch Auction" Self Tender Offer

        Oklahoma City, May 24, 2005—Kerr-McGee Corp. (NYSE: KMG) today announced that it has accepted for payment an aggregate of 46,727,763 shares of its common stock at a purchase price of $85 per share under its modified "Dutch Auction" self tender offer. These shares represent approximately 29% of the shares outstanding as of March 31, 2005. Kerr-McGee has been informed by the depositary for the tender offer that the final proration factor for the tender offer is approximately 33.64%.

        Based on the final count by the depositary for the tender offer, approximately 138,896,136 shares were properly tendered and not withdrawn at a price of $85 per share. Kerr-McGee has exercised its right to increase the number of shares purchased pursuant to the tender offer by 3,227,763 shares, which are included in the 46,727,763 shares referred to above, in accordance with applicable securities laws without extending the tender offer. The offer to purchase shares expired on Wednesday, May 18, 2005, at midnight EDT.

        Payment for the shares accepted for purchase and return of all other shares tendered and not accepted for purchase will be carried out promptly by the depositary. With completion of the tender offer, Kerr-McGee now has approximately 115.1 million shares of common stock outstanding.

        For questions and information about the tender offer, please contact the information agent, Georgeson Shareholder Communications Inc., toll free at 1-877-278-6310.

        Kerr-McGee is an Oklahoma City-based energy and inorganic chemical company with worldwide operations and assets of more than $14 billion. For more information on Kerr-McGee, go to the company's website at www.kerr-mcgee.com.

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Statements in this news release regarding the company's or management's intentions, beliefs or expectations, or that otherwise speak to future events, are "forward-looking statements." These forward-looking statements include those statements preceded by, followed by or that otherwise include the word "expects," or similar words. Future results and developments discussed in these statements may be affected by numerous factors and risks, such as the accuracy of the assumptions that underlie the statements, the timing, manner and success of the planned separation of Kerr-McGee's chemical business and the divestiture of certain oil and gas properties, the success of the oil and gas exploration and production program, the price of oil and gas, drilling risks, uncertainties in interpreting engineering data, demand for consumer products for which Kerr-McGee supplies raw materials, the financial resources of competitors, changes in laws and regulations, the ability to respond to challenges in international markets (including changes in currency exchange rates), political or economic conditions in areas where Kerr-McGee operates, trade and regulatory matters, general economic conditions, and other factors and risks identified in the Risk Factors section of the company's Annual Report on Form 10-K and other U.S. Securities and Exchange Commission filings. Actual results and developments may differ materially from those expressed or implied in this news release.

Media Contact:	Debbie Schramm Direct: 405-270-2877 Pager: 888-734-8294 dschramm@kmg.com
Investor Contact:	Rick Buterbaugh Direct: 405-270-3561

05-31

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Kerr-McGee Announces Final Results of its Modified "Dutch Auction" Self Tender Offer